Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)

MCG Capital Corporation	PRESS RELEASE
1001 19th Street North
10th Floor	Contact: Scott Walker
Arlington, VA 22209	(703) 247-7559
(703) 247-7500	SWalker@MCGCapital.com
(866) 774-4951 (FAX)
www.MCGCapital.com
FOR IMMEDIATE RELEASE
MCG Capital Corporation Responds to Unsolicited Proposals and Reaffirms Recommendation in Favor of Merger with PennantPark Floating Rate Capital
ARLINGTON, VA - June 22, 2015 - MCG Capital Corporation (NASDAQ: MCGC) announced today that its Board of Directors, after careful review of the proposals made by each of HC2 Holdings, Inc. and Accretive Capital Partners, LLC and consultation with its legal and financial advisors, has determined that neither proposal constitutes or is reasonably likely to lead to a superior proposal under MCG’s existing merger agreement with PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT). The Board has unanimously affirmed its commitment to the pending merger with PFLT, and its recommendation that MCG stockholders vote in favor of the PFLT transaction.
Richard W. Neu, Chairman of the MCG Board of Directors, said “We continue to appreciate the valuable input that we have received from many of our fellow stockholders and expect to continue to have an open dialogue with our stockholders as we move forward with the PFLT transaction. In that spirit, we are continuing our efforts to articulate the reasons underlying our recommendation that MCG stockholders vote in favor of the PFLT transaction. We have repeatedly and publicly explained, in detail, our concerns with respect to HC2’s proposal and how they might be addressed. Despite HC2’s statements to the contrary, it is our belief that HC2 has not substantively responded to our concerns, including the risks we have identified that could cause the proposed transaction to fail for regulatory reasons. HC2’s unorthodox proposal to pay a reverse termination fee in HC2 shares rather than in cash, the value of the proposed reverse termination fee and the circumstances under which HC2 would pay the reverse termination fee also fall short of addressing the concerns arising from these risks. MCG stockholders deserve meaningful protection from the continuing uncertainty surrounding a transaction with HC2, and this proposal does not provide it.”
Mr. Neu continued “Today we filed with the SEC an investor presentation outlining these concerns, a list of what we believe are the key questions for MCG stockholders to be asking themselves, along with additional thoughts with respect to this proposal. The MCG Board of Directors determined, and continues to believe today, that after a comprehensive review of its strategic alternatives and thorough auction process, the PFLT merger represents the best option available to our stockholders. We believe that PFLT has a diverse portfolio with a low risk profile, a shareholder-friendly cost structure, consistency of earnings, and an experienced management team through its external investment adviser. We believe that the merger consideration, including dividends expected to be paid on the PFLT common stock after the closing (currently representing an 8.1% annual dividend yield), offers more certain value to our stockholders than is represented by the HC2 transaction. We encourage MCG stockholders to read the presentation, and look forward to hearing from our stockholders throughout this process. Finally, we continue to believe that the recommended PFLT merger can be completed in the third quarter of 2015 if the requisite stockholder approvals are received.”
MCG continues to refer investors to its presentations of June 2, 2015 and June 8, 2015, which, among other things, addressed concerns as to HC2 and the valuation of its shares.

Morgan Stanley & Co. LLC is serving as financial advisor to MCG, Wachtell, Lipton, Rosen & Katz is serving as legal counsel to MCG and Sutherland Asbill & Brennan LLP is serving as legal counsel to MCG with respect to the Investment Company Act of 1940.
About MCG Capital Corporation
MCG Capital Corporation is a solutions-focused commercial finance company providing capital and advisory services to lower middle-market companies throughout the United States. Its investment objective is to achieve attractive returns by generating current income and capital gains on its investments. Its capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital and other general corporate purposes.
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCGC and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this press release on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc., any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCGC to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCGC's NAV in the future, fees and expenses incurred by MCGC in connection with a liquidation, the value of MCGC's assets in a liquidation, the timeline to complete a liquidation, any changes to MCGC's listing, registration, management or board of directors in a liquidation, the outcome of any stockholder litigation relating to the transaction or any other litigation to which MCGC is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCGC stockholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.
Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com.
PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC stockholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015 and as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above.
This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities will be filed with the Securities and Exchange Commission, and the securities may not be sold until the registration statement becomes effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.
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